UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Funds Trust
(Name of Subject Company (Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gary E. Shugrue
President
Ascendant Capital Partners, LP
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19087
(610) 688-4180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Calculation of Filing Fee

ACP Advantage Series Strategic Opportunities Fund, a Series of ACP Funds Trust (“The Trust”)
Transaction Valuation: $1,293,125 (a)    Amount of Filing Fee: $92.20 (b)

ACP Institutional Series Strategic Opportunities Fund, a Series of ACP Funds Trust (“The Trust”)
Transaction Valuation: $4,380,297 (a)     Amount of Filing Fee: $312.32  (b)

Total Filing Fee: $404.52

(a)           Calculated solely for the purpose of determining the amount of the filing fee.  The estimated aggregate maximum purchase price for twenty five percent (25%) of the ACP Advantage Series Strategic Opportunities Fund and twenty five percent (25%) of the ACP Institutional Series Strategic Opportunities Fund’s outstanding shares of beneficial interest is based on the total net asset value of each Funds’ outstanding shares of beneficial interest as of November 30, 2009.

(b)           Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

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☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: Schedule TO

Filing Party: ACP Funds Trust

Date Filed: _____________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Funds Trust, a Delaware Statutory Trust (the “Issuer”), to purchase up to twenty five percent (25%) of the shares of beneficial interest (“Shares”) of the ACP Advantage Series Strategic Opportunities Fund and up to twenty five percent (25%) of the shares of beneficial interest (“Shares”) of the ACP Institutional Series Strategic Opportunities Fund; each of which is a series of the Issuer, as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on February 1, 2010, unless extended.  The Issuer is offering to purchase Shares, without interest, net to the participating shareholders (“Shareholders”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Repurchase dated January 1, 2010 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 through 9 and 11.  The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

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ITEM 10.   FINANCIAL STATEMENTS.  Audited financial statements for the fiscal years ended December 31, 2007 and December 31, 2008 are included in the Issuer’s annual reports dated December 31, 2007 and December 31, 2008, which were filed on EDGAR on Form N-CSR on March 11, 2008 and March 12, 2009, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2009 are included in the Issuer’s semi-annual report dated June 30, 2009, which was filed on EDGAR on Form N-CSR on August 27, 2009 and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 1, 2010	ACP Funds Trust

By: /s/ Gary E. Shugrue

Name: Gary E. Shugrue
President

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TABLE OF CONTENTS

I.	SUMMARY TERM SHEET
II.	REPURCHASE OFFER TERMS
1.	Company Information
2.	Identity and Background of Filing Person
3.	The Repurchase Offer
4.	Expiration Date
5.	Net Asset Value Determination Date
6.	Net Asset Value
7.	Payment for Repurchased Shares
8.	Increase in Amount of Shares Repurchased; Pro Rata Repurchases
9.	Withdrawal Rights
10.	Extension, Suspension or Postponement of Repurchase Offer
11.	Agreements Involving the Funds’ Securities
12.	Certain Information about the Funds
13.	Tax Consequences
14.	Repurchase Fees
15.	Proper Form of Repurchase Request Documents
a.  Proper Presentation of Shares for Repurchase
b.  Signature Guarantees and Method of Delivery
c.  Determination of Validity
16.	Recommendations
17.	Source and Amount of Funds; Effect of the Repurchase Offer
18.	Certain Legal Matters
19.	Shares of Directors and Officers; Transactions and Arrangements Concerning Shares
20.	Additional Information
21.	Financial Statements

Exhibits

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from Funds to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

ACP Funds Trust

SUMMARY TERM SHEET

ACP Funds Trust Offer to Repurchase
Up to twenty five percent (25%) of the Shares of the
ACP Advantage Series Strategic Opportunities Fund and

Up to twenty five percent (25%) of the Shares of the
ACP Institutional Series Strategic Opportunities Fund
at Net Asset Value

Summary Term Sheet

ACP Funds Trust (the “Trust”) is offering to repurchase up to twenty five percent (25%) of the shares of the ACP Advantage Series Strategic Opportunities Fund and up to twenty five percent (25%) of the shares of the ACP Institutional Series Strategic Opportunities Fund; (each a “Fund”; together, the “Funds”) pursuant to tenders by holders of the Funds’ shares (“Shares”) issued and outstanding as of February 1, 2010, unless extended (the “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares of a Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2010 (the “Net Asset Value Determination Date”).  You will be receiving with this Summary Term Sheet, the Offer to Repurchase dated January 1, 2010 and the Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the “Repurchase Offer”).

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Shares in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer.  Please read and carefully review the Offer to Repurchase dated January 1, 2010 and related documents prior to making a decision regarding the Repurchase Offer.  You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern time on the Expiration Date.  The Repurchase Offer is not conditioned on any minimum number of Shares being tendered.

All tenders of Shares for repurchase must be received in proper form by the Fund’s administrator, Pinnacle Fund Administration, LLC (the “Administrator”), by the Expiration Date.

What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Shares at net asset value.

Is this Repurchase Offer the only way I can sell my Shares?

No.  You will be able to sell your Shares in future repurchase offers, as described in your Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information, and the Declaration of Trust dated as of April 1, 2003 (the “Declaration of Trust”).

What action must I take if I decide not to submit my Shares for repurchase in the Repurchase Offer?

None.

What is the purchase price for Shares in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of a Shareholder’s Shares properly tendered and accepted by a Fund as of the Net Asset Value Determination Date.  The Funds anticipate that they will pay a Shareholder the Repurchase Price for every Share tendered and accepted, in cash.  However, repurchases of Shares or portions thereof from Shareholders by the Funds may be paid, in the discretion of the Funds, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Funds do not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on a Fund or on Shareholders not tendering Shares for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

The initial calculation of a Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in your Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust.  A Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by a Fund.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 p.m. Eastern Standard Time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of a Shareholder’s Shares on a future date.  The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Sections 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Shares for repurchase if I want to participate in the Repurchase Offer?

You should review the Offer to Repurchase before making your decision to submit Shares for repurchase. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal.  These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Shareholders should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate.  A Fund is under no obligation to notify Shareholders of any errors or incomplete information in their submission.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why are Funds making the Repurchase Offer?

The Funds are making the Repurchase Offer to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange.  Shareholders can offer all or a portion of their Shares for repurchase only during a Fund’s repurchase offers.

Please see Sections 3 and 16 of the Repurchase Offer Terms for more information.

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Repurchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer.  You should also consider that the Funds intend to make future repurchase offers so there will most likely be additional opportunities besides this Repurchase Offer.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Shares may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by a Fund to the Shareholder unless and until such Shares are repurchased.  You should also note that although the Repurchase Offer expires on February 1, 2010, you remain a Shareholder in your Fund with respect to your tendered Shares that are accepted for purchase through March 31, 2010, when the net asset value of your Shares is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Shares that I own?

The purchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in a Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in a Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. If a Fund’s aggregate assets are reduced, Shareholders that do not tender Shares will bear higher costs to the extent that certain expenses borne by a Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. In order to pay for Shares and portions of Shares purchased pursuant to this Repurchase Offer, a Fund may liquidate portfolio holdings earlier than Ascendant Capital Partners, LP (the “Investment Manager”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to a Fund in order to participate in the Repurchase Offer.  However, if your Shares are held through a Financial Intermediary (as defined in the Repurchase Offer Terms), the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

Please see Section 14 of the Repurchase Offer Terms for more information.

May I withdraw my Shares after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 12:00 midnight Eastern time on February 1, 2010.  A notice of withdrawal of Shares submitted in the Repurchase Offer must be timely received by the Administrator and the notice must specify the name of the Shareholder who submitted the Shares in the Repurchase Offer, the number of Shares being withdrawn and the name of the registered owner, if different from the person who submitted the Shares in the Repurchase Offer. Withdrawn Shares can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

Is there a limit on the number of Shares I submit in the Repurchase Offer?

No.  However, a Shareholder who tenders less than ninety percent (90%) of his or her Shares for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below $25,000, a Fund reserves the right to reduce the amount to be purchased from the Shareholder so that the required minimum balance is maintained.  Shareholders who tender ninety percent (90%) or more of their Shares will be deemed to have liquidated their investment.

Please refer to Section 8 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

In general, a Shareholder who tenders all Shares held, or Shares considered to be held under certain attribution rules of the U.S. Internal Revenue Code of 1986, as amended, will be treated as having sold its Shares and generally will realize a capital gain or loss.  If a Shareholder tenders fewer than all of its Shares, the Shareholder may be treated as having received a taxable dividend upon the tender of its Shares.  Shareholders should also consult their tax advisor to discuss their individual circumstances.

Please refer to Section 13 of the Repurchase Offer Terms for more information.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Standard Time on February 1, 2010, unless extended.  A Fund may extend the period of time the Repurchase Offer is open.  Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Please see Section 10 of the Repurchase Offer Terms for more information.

Is there any reason Shares submitted in the Repurchase Offer would not be accepted?

In addition to those circumstances described in Section 10 of the Repurchase Offer in which a Fund is not required to accept Shares submitted for repurchase, a Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer it determines by it not to be in appropriate form.  The Repurchase Offer is not conditioned upon submission of a minimum number of Shares.

A Fund will repurchase tendered Shares on a pro rata basis in the event that Shareholders tender more than twenty five percent (25%) of the Shares of ACP Advantage Series Strategic Opportunities Fund or more than twenty five percent (25%) of the Shares of ACP Institutional Series Strategic Opportunities Fund or a Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

Concurrent with the Repurchase Offer, the Master Fund is also offering to repurchase its securities from its members.  The Master Fund is offering to repurchase twenty five percent (25%) of its units of beneficial interest ("Units").  If the Master Fund's Repurchase Offer is fully or over-subscribed it may affect the Funds' ability to redeem their respective Units in the Master Fund which in turn may affect their ability to fund the repurchase of Shares by its respective Shareholders in connection with the Repurchase Offer.

Please see Sections 8 and 10 of the Repurchase Offer Terms for more information.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Investment Manager at (610) 688-4180.  Requests for additional copies of the Offer to Repurchase and the Letter of Transmittal should be directed to the Administrator.

The Letter of Transmittal should be sent to the Administrator by FEBRUARY 1, 2010 at the following address:

Pinnacle Fund Administration, LLC
Attn: Brian Smith
8008 Corporate Center Drive
Suite 310
Charlotte, NC 28226
PH: 704-927-5402
 FX: 704-752-8997

ACP Funds Trust
REPURCHASE OFFER TERMS
January 1, 2010

1.	Company Information

A.           ACP Funds Trust (the “Trust”) is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is 610-688-4180.

B.           As of November 30, 2009 there were 1,202,303.406 total shares of ACP Institutional Series Strategic Opportunities Fund outstanding and 356,643.997 total shares of ACP Advantage Series Strategic Opportunities Fund outstanding and the net asset value of such issued and outstanding Shares in the Funds were $17,521,187.91 and $5,172,499.52, respectively. Shareholders may obtain the current net asset value of their Shares during the period of the Repurchase Offer by calling 610-688-4180 between the hours of 8:30 and 5:00 Eastern Standard Time, Monday-Friday (except holidays).

C.           Trading Market and Price.  There is no established trading market for the Shares and any transfer is strictly limited by the Declaration of Trust. The high and low net asset value per Share for each of ACP Advantage Series Strategic Opportunities Fund and ACP Institutional Series Strategic Opportunities Fund for each quarter during the past two years as provided by the Fund’s Administrator, Pinnacle Fund Administration, LLC (the “Administrator”) is as follows:

ACP Advantage Series Strategic Opportunities Fund:
	High	Low
Third Quarter 2009	12.48	12.34
Second Quarter 2009	12.25	11.85
First Quarter 2009	11.70	11.65
Fourth Quarter 2008	12.48	11.58
Third Quarter 2008	13.44	12.88
Second Quarter 2008	13.710	13.430
First Quarter 2008	13.430	13.250
Fourth Quarter 2007	13.90	13.77

ACP Institutional Series Strategic Opportunities Fund:
	High	Low
Third Quarter 2009	13.19	13.02
Second Quarter 2009	12.92	12.47
First Quarter 2009	12.30	12.22
Fourth Quarter 2008	12.75	12.13
Third Quarter 2008	13.71	13.15
Second Quarter 2008	13.93	13.64
First Quarter 2008	13.45	13.43
Fourth Quarter 2007	14.10	13.95
Third Quarter 2007	13.73	13.33

2.           Identity and Background of Filing Person.  The Trust is the filing person and the subject company.  The Trust is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is (610) 688-4180. The Investment Manager of the Funds is Ascendant Capital Partners, LP (the “Investment Manager”). The Investment Manager is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is (610) 688-4180. The members of the Funds’ board of trustees (the “Board of Trustees”) are Robert Andres, John Connors, Gary Shugrue and James Brinton. Their address is c/o ACP Funds Trust, 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087. The Trust has the following executive officers:  Gary Shugrue, Chief Investment Officer and Stephanie Strid Davis Fund Administration and Chief Compliance Officer.  The address of each executive officer is: 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.

3.           The Repurchase Offer. ACP Funds Trust is offering to repurchase up to twenty five percent (25%) of the Shares of the ACP Advantage Series Strategic Opportunities Fund and up to twenty five percent (25%) of the Shares of the ACP Institutional Series Strategic Opportunities Fund (each a “Fund,” together, the “Funds” ) pursuant to tenders by shareholders (each, a “Shareholder,” together, the “Shareholders”) of each Fund’s shares (“Shares”) issued and outstanding as of the February 1, 2010 (the “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on March 31, 2010 (the “Net Asset Value Determination Date”).  A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted in cash, without interest, upon the terms and conditions set forth in the Offer to Repurchase dated January 1, 2010 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”).

A Fund will not pay interest to participating Shareholders for Shares redeemed, regardless of any delay in payment.  Participating Shareholders will not be obligated to pay any fees in connection with their request to redeem Shares.  However, a participating Shareholder may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Shares held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not redeemable daily for cash nor are they traded on a stock exchange.  The offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Funds will mail materials for the Repurchase Offer on or about January 1, 2010 to all Shareholders. Shares tendered for repurchase in compliance with the terms hereof from any officer, director or affiliate of the Funds will be accepted by the Funds.  Any purchase from any officer, trustee or affiliate of the Funds will be on the same terms and conditions as any other purchases of Shares.

4.           Expiration Date.  All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 12:00 midnight Eastern time on the Expiration Date. The Repurchase Offer may be extended in the discretion of the Board of Trustees. Requests to tender Shares submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

5.           Net Asset Value Determination Date.  The value of the Shares tendered in this Repurchase Offer will likely change between February 1, 2010, the Expiration Date, and March 31, 2010, the Net Asset Value Determination Date, when the value of the Shares tendered to a Fund will be determined to calculate the Repurchase Price.  The Repurchase Price will be the net asset value of the Shares as of the close of regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date.

The initial publication of a Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the applicable Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information, and the Declaration of Trust.  The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

Shareholders are encouraged to obtain current quotations of a Fund’s net asset value prior to making a decision regarding this offer.

6.           Net Asset Value.  Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of a Shareholder’s Shares can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date.  A Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7.           Payment for Repurchased Shares.  Generally, a Shareholder will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Shares. A Shareholder that tenders ninety percent (90%) or more of the Shareholder’s Shares, and such tender is accepted by a Fund, will be deemed to have liquidated such Shareholder’s investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if a Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) in order to fund the repurchase of Shares, within ten (10) business days after a Fund has received at least ninety-five percent (95%) of the aggregate amount withdrawn by such Fund from the Master Fund.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of a Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of a Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of such Fund and that the Contingent Payment will be made promptly after the completion of the audit.  A Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Promptly after the Expiration Date, Shareholders whose Shares are accepted by a Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by such Fund representing such Fund’s obligation to pay for repurchased Shares.

Although a Fund will attempt to make payment for Shares promptly, as described below, that Fund may be delayed in making payment as a result of circumstances beyond that Fund’s control.  A Fund will not pay interest on the repurchase proceeds, regardless of any delay in that Fund’s making payment for Shares.

A Fund will have accepted for payment Shares validly submitted for repurchase and not withdrawn, when that Fund gives oral or written notice to the Administrator of that Fund’s acceptance for payment of such Shares pursuant to the Repurchase Offer.

The Funds anticipate that they will pay a Shareholder the Repurchase Price for every Share tendered and accepted, in cash.  However, repurchases of Shares or portions thereof from Shareholders by the Funds may be paid, in the discretion of the Funds, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Funds do not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on a Fund or on Shareholders not tendering Shares for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

8.           Increase in Amount of Shares Repurchased; Pro Rata Repurchases   If Shareholders tender for repurchase more than twenty five percent (25%) of the outstanding Shares of the Shares of the ACP Advantage Series Strategic Opportunities Fund and more than twenty five percent (25%) of the Shares of the ACP Institutional Series Strategic Opportunities Fund during the offering period, such Fund may (but is not obligated to) increase the outstanding Shares that the Fund is offering to repurchase by up to two percent (2.00%) on the Expiration Date.  The Fund may increase the outstanding Shares to be repurchased or the Fund may decide not to do so.  In either case, if the outstanding Shares tendered for repurchase exceeds more than twenty five percent (25%) of the outstanding Shares of the ACP Advantage Series Strategic Opportunities Fund or exceed twenty five percent (25%) of the ACP Institutional Series Strategic Opportunities Fund, such Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  Additionally, a Fund will repurchase tendered Shares on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in the Master Fund in order to repurchase tendered Shares for cash.

Concurrent with the Repurchase Offer, the Master Fund is also offering to repurchase its securities from its members.  The Master Fund is offering to repurchase twenty five percent (25%) of its units of beneficial interest ("Units").  If the Master Fund's Repurchase Offer is fully or over-subscribed it may affect the Funds' ability to redeem their respective Units in the Master Fund which in turn may affect their ability to fund the repurchase of Shares by its respective Shareholders in connection with the Repurchase Offer.

There can be no assurance that a Fund will be able to repurchase all the Shares tendered, even if a Shareholder’s entire position in Shares was tendered.  In the event of an oversubscribed Repurchase Offer, Shareholders may be unable to liquidate all of their Shares at the Repurchase Price.  Shareholders may have to wait until a subsequent repurchase offer to tender the Shares that a Fund was unable to repurchase, and Shareholders would be subject to the risk of net asset value fluctuations during that time.

In addition, a Shareholder who tenders for repurchase less than ninety percent (90%) of the Shareholder’s investment in Shares will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  A Fund maintains the right to reduce the amount of Shares tendered for repurchase so that the required minimum balance is maintained.  A Fund will promptly notify the Shareholder if his or her tender of Shares would reduce the Shareholder’s balance to less than $25,000.  Shareholders who tender ninety percent (90%) or more of their Shares will be deemed to have liquidated their investment.

A Fund may reject all or part of a tender if, among other reasons, the Investment Manager determines that it would be in the best interest of a Fund to do so.

9.           Withdrawal Rights.  Shares tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Shares tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date.  Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered.  Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in attached Instruction 1 of the Letter of Transmittal.

Shares may be submitted for repurchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Shares for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

10.           Extension, Suspension or Postponement of Repurchase Offer.  The Board of Trustees expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Administrator.  Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.  If the Board of Trustees makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, a Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Exchange Act.  During any extension, all Shares previously submitted for repurchase and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Shareholder’s right to withdraw such Shareholder’s Shares.  The Board of Trustees may cancel the Repurchase Offer or postpone the acceptance of Shares if:

(a) a Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with that Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Repurchase Offer;

(b) there is, in the judgment of the Board of Trustees, any
(i)	legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting a Fund,
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to a Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where a Fund has a material investment,
(v)	commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to a Fund,
(vi)	material decrease in the net asset value of a Fund from the net asset value of a Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on a Fund or its Shareholders if Shares tendered pursuant to the Repurchase Offer were purchased; or

(c) the Board of Trustees determines that it is not in the best interest of a Fund to purchase Shares pursuant to the Repurchase Offer.

However, there can be no assurance that a Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11.           Agreements involving the Funds’ Securities.  Every Shareholder, prior to investing in the Funds, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Funds.  The subscription documents contain provisions related to items such as fees and liquidity restrictions.  Every Shareholder is required to comply with the terms and conditions of the subscription documents.  There are no other agreements, arrangements, or understandings between the Funds and any other person with respect to the securities of the Funds.

12.           Certain Information about the Trust and the Funds. The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. Each Fund is a series of the Trust.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.  Each of the Funds invests substantially all its assets in the Master Fund, which is conducting a contemporaneous offer to repurchase up to twenty five percent (25%) of its issued and outstanding beneficial interests at net asset value (the “Master Fund Repurchase Offer”).  The Investment Manager also serves as investment manager for the Master Fund.

Except as described herein,  none of the Funds, the Investment Manager or the Board of Trustees has any plans or proposals that relate to or would result in: (a)  an extraordinary  transaction, such as a merger, reorganization or liquidation, involving the Funds; (b) a purchase, sale or transfer of a material amount of assets of the Funds (other than as the Board of Trustees determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Repurchase Offer or in connection with ordinary portfolio transactions of the Funds) (c) any material change in the present distribution policy or indebtedness or capitalization of the Funds; (d) any change in the  present Board of Trustees, or the management of the Funds including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees or to fill any existing vacancy on the Board of Trustees or to change the material terms of the employment contract of any executive officer; (e) any other material change in the Funds’ structures or business, including any plans or proposals to make any changes in their fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Funds by any person, (g) the Funds becoming eligible for termination of registration under Section 12(g)(4) of 1940 Act; (h) the acquisition by any person of additional Shares (other than the Funds’ intention to accept subscriptions for Shares from time to time) or the disposition of Shares (other than through periodic repurchase offers including the Repurchase Offer) or (i) the suspension of the Funds’ obligations to file reports under Section 15(d) of the 1940 Act. The Funds are not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

Shares that are tendered to the Funds in connection with the Repurchase Offer will be retired, although the Funds may issue Shares from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

13.           Tax Consequences.  The following discussion is a general summary of the Federal income tax consequences of the repurchase of Shares by a Fund from Shareholders pursuant to the Repurchase Offer.  Shareholders should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Shares by a Fund pursuant to the Repurchase Offer.

In general, a Shareholder from whom Shares are repurchased by the Funds will be treated as receiving a distribution from the Funds.  Such Shareholders generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shareholder’s remaining Shares, if any, will be reduced (but not below zero) by the amount of money received by the Shareholder from the Fund in connection with the purchase.  A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods through the Net Asset Value Determination Date.  Money distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as capital gain or ordinary income, depending on the circumstances.  A Shareholder whose entire investment is purchased by the Fund(s) may recognize a loss, but only to the extent that the amount of money received from the Fund(s) is less than the Shareholder’s then adjusted tax basis in the Shareholder’s repurchased Shares. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Shareholders whose entire shares are purchased by the Funds.  Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Shareholders who retain Shares in the Funds.

14.           Repurchase Fees. No fee or commission is payable by you to a Fund in order to participate in the Repurchase Offer.  However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

15.	Proper Form of Repurchase Request Documents.

A.	Proper Presentation of Shares for Repurchase

For a Shareholder to properly submit Shares pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date.  Letters of Transmittal should NOT be sent or delivered to the Funds.

The acceptance by a Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and that Fund subject to the conditions and terms of the Repurchase Offer.

B.	Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:
•	The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND
•	There is no change of registration for the Shares that the Shareholder will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below.  (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for repurchase must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for repurchase are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted.  “Satisfactory” evidence is in the sole discretion of a Fund.

C.	Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by each Fund, in its sole discretion, and that determination will be final and binding.  A Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful.  A Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s).  A Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time period determined by the applicable Fund.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

None of the Funds, the Administrator, the Investment Manager nor any other person is obligated to give notice of any defects or irregularities in repurchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder.  In all cases, sufficient time should be allowed to ensure timely delivery.

16.           Recommendations.  The Repurchase Offer has been recommended by the Investment Manager and unanimously approved by the Board of Trustees.  However, none of the Funds, the Investment Manager, nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer.  Shareholders are urged to carefully evaluate all information in the Offer to Repurchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Shares for repurchase.  The Repurchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Shareholder’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of a Fund as to whether Shareholders should tender Shares pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by a Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Repurchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

17.            Source and Amount of Funds; Effect of the Repurchase Offer.  The actual cost of the Repurchase Offer cannot be determined at this time because the number of Shares to be repurchased will depend on the number of Shares submitted for repurchase and the Repurchase Price will be determined on the Net Asset Value Determination Date.  The total cost to the ACP Advantage Series Strategic Opportunities Fund of repurchasing twenty five percent (25%) of its issued and outstanding Shares pursuant to the Repurchase Offer would be approximately $1,293,125 based on the net asset value of all Shares in that Fund as of November 30, 2009 and the total cost to  the ACP Institutional Series Strategic Opportunities Fund of repurchasing twenty five percent (25%) of its issued and outstanding Shares pursuant to the Repurchase Offer would be approximately $4,380,297 based on the net asset value of all Shares in that Fund as of November 30, 2009.  However, the total number of Shares issued and outstanding as of the Expiration Date may be higher than the number of Shares issued and outstanding on November 30, 2009.  Repurchased Shares will be retired, resulting in a reduction in a Funds’ aggregate net asset value.  However, a Fund may issue new Shares upon additional subscriptions from current Shareholders or new subscriptions by new Shareholders.

The Funds have the resources necessary to make payment for Shares submitted for repurchase in the Repurchase Offer since the Funds will liquidate interests held in the Master Fund pursuant to the Master Fund Repurchase Offer to meet repurchase requests.  There are no material conditions to the financing of the transaction.  The Funds do not currently intend to borrow, directly or indirectly, any part of the Funds or other consideration to be used in the transaction; however, each Fund reserves the right to do so, in its sole discretion, as disclosed in that Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust.  Each Fund will bear its share of the costs and expenses of the Repurchase Offer.

The repurchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in a Fund of non-participating Shareholders and reducing the net assets of a Fund.  The reduced net assets of a Fund as a result of the Repurchase Offer will result in a higher expense ratio for that Fund, as described in such Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust.  In addition, the net asset value of the Shares may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by a Fund accompanying the liquidation of portfolio securities for cash.

18.            Certain Legal Matters.

The Funds are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to a Shareholder’s decision whether to participate in the Repurchase Offer.

The Funds’ obligations under the Repurchase Offer to accept payment and pay for Shares are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will repurchase requests be accepted from or on behalf of) holders of Shares in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Funds reserve the right to exclude Shareholders in any jurisdiction in which the Repurchase Offer cannot lawfully be made.  So long as the Funds make a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Funds believe that the exclusion of Shareholders residing in such jurisdictions is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

The Funds are not aware of any license or regulatory permit that appears to be material to its respective businesses that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Shares.

19.           Shares of Trustees and Officers; Transactions and Arrangements Concerning Shares.

As of November 30, 2009, James Brinton, Trustee, owns 1,922.034 Shares of the ACP Institutional Series Strategic Opportunities Fund which constitutes 0.17% of the total Shares of the ACP Institutional Series Strategic Opportunities Fund.

As of November 30, 2009, the aggregate number and percentage of Shares beneficially owned by members of the Board of Trustees and the Fund’s officers and control persons are set forth in the table below

Name and Position	Number of Shares beneficially owned: ACP Institutional Series Strategic Opportunities Fund	Percentage of Shares beneficially owned	Address
Interested Trustee
Gary E. Shugrue, Trustee and Chief Investment Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Trustees
Robert Andres, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Trustee	1,922.034	0.17%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Director, Client Services, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Control Persons

All trustees and executive officers of the Fund as a group	1,922.034	0.17%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

Name and Position	Number of Shares beneficially owned: ACP Advantage Series Strategic Opportunities Fund	Percentage of Shares beneficially owned	Address
Interested Trustee
Gary E. Shugrue, Trustee and Chief Investment Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Trustees
Robert Andres, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Control Persons

All trustees and executive officers of the Fund as a group	0	0%

Neither the Funds nor, to the best of the Funds’ knowledge, any of the Funds’ Trustees or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Funds.  This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.  The Funds have been advised that no member of the Board of Trustees, any officers, or the Investment Manager intends to participate in the Repurchase Offer of the ACP Funds Trust.

Please note, there were two redemption requests from affiliates that will take place as of the final December 31, 2009 NAV.  These requests were from investors in the Master Fund. There was a full redemption request from Mark and Christine Turner approximating $358,000 from the Master Fund as well as a partial redemption request from Robert Turner approximating $5.1 million from the Master Fund. These numbers will be finalized after the December 31, 2009 NAV is complete.

20.             Additional Information.  The Investment Manager agreed to reimburse certain expenses (other than the Management Fee) to the extent the expenses exceed 0.15% per annum of average net assets through April 30, 2007.  The expense reimbursement agreement gave rise to a receivable due from the Investment Manager as a result of a one time accrual required to settle the final payments due to the Trust's former administrator. The Investment Manager has entered into an agreement with the Trust, approved by the Board of Trustees, to repay all outstanding expense reimbursement accruals in order that the balances will be zero by December 31, 2011 if not sooner. As of November 30, 2009, the balance of such expense reimbursement accruals was $55,334.25 in the Master Fund, $17,615.95 in the ACP Advantage Series Strategic Opportunities Fund and $24,915.79 in the ACP Institutional Series Strategic Opportunities Fund.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

21.       Financial Statements. Reference is made to the following financial statements: Audited financial statements for the fiscal years ended December 31, 2007 and December 31, 2008 are included in the Funds’ annual reports dated December 31, 2007 and December 31, 2008, which were filed on EDGAR on Form N-CSR, on March 11, 2008 and March 12, 2009, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2009 are included in the Issuer’s semi-annual report dated June 30, 2009, which was filed on EDGAR on Form N-CSR on August 27, 2009, and are incorporated herein by reference. Copies of the Funds’ financial statements can be obtained by calling Ascendant Capital Partners, LP at (610) 688-4180 or by a request by mail to 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.  These can also be found online at www.sec.gov.

Dated: January 1, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries